                                  Filed by IXYS Corporation pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Clare, Inc.
                                                   Commission File No. 000-26092


The text of Item 5 to the Form 8-K filed by IXYS on April 25, 2002 is incorporated herein by reference.

The following document was previously filed as Exhibit 2.1 to the Form 8-K filed by IXYS Corporation on April 25, 2002, and is incorporated herein by reference:

Agreement and Plan of Merger and Reorganization, dated as of April 23, 2002, by and among IXYS Corporation, a Delaware corporation, Teacup Acquisition Corp., a Massachusetts corporation, and Clare, Inc., a California corporation.


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Additional Information and Where to Find It

IXYS intends to file a registration statement on Form S-4 in connection with the transaction, and IXYS and Clare intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of IXYS and Clare are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about IXYS, Clare and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from IXYS and Clare. In addition to the registration statement on Form S-4 to be filed by IXYS in connection with the transaction, each of IXYS and Clare file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by IXYS and Clare with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from IXYS and Clare.

IXYS' executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of IXYS and Clare in favor of the merger. A description of the interests of IXYS' executive officers and directors in IXYS is set forth in the proxy statement for IXYS' 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 1, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of IXYS' executive officers and directors in the merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.
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Clare's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of IXYS and Clare in favor of the merger. A description of the interests of Clare's executive officers and directors in Clare is set forth in the proxy statement for Clare's 2001 Annual Meeting of Stockholders, which was filed with the SEC on August 1, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Clare's executive officers and directors in the merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.